FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Reidwaan Wookay
Tel
+27 11 644-2665
Fax
+27 11 484-0639
Mobile 084 878 4566
Andrew Davidson
Tel
+27 11 644-2638
Fax
+27 11 484-0639
Mobile 082 667 7203
MEDIA RELEASE
Electricity Crisis Puts 6,900 Gold Fields
Jobs At Risk and Further Effect on Production
TELECONFERENCE
Gold Fields will host a teleconference on Monday, February 25, at 16:30
Johannesburg time, to discuss the impact of the power rationing on its
South African Operations. The details of the teleconference appears at the bottom of this press release.
Johannesburg, Monday, February 25, 2008: Gold Fields Limited gold production for the current quarter (Q3 F08) is forecast to decline by between
20% and 25% against the December quarter (Q2 F08), as a result of the total suspension of production for one full week due to power constraints, continued power rationing, and the seasonal impact of the Christmas break.
It is further confirmed that, as a consequence of the 10% power reduction imposed by Eskom, sustainable production at Gold Fields’ South African operations is likely to decline by between 15 and 20 percent from the June quarter (Q4 F08) onwards, as previously advised.
Eskom has indicated that the current quota of 90% of average historic electricity consumption will remain in force for at least five years, through to
2012.
To achieve the 10% reduction in electricity consumption imposed by Eskom the following actions are proposed:
•
The Number 6 and 7 shafts as well as the 9 shaft Depth Extension
Project at Driefontein, and the Number 3 and 8 shafts at Kloof Gold
Mine, are to be mothballed, closed or scaled back, potentially affecting approximately 4,900 employees at these two mines.
•
South Deep Gold Mine is to be restructured as a result of the depletion of the Ventersdorp Contact Reef horizon above 95-level and a new strategy implemented which focuses primarily on the
completion of the twin shaft infrastructure and development capital programmes. This too is unfortunately compounded by the power rationing. The total number of South Deep employees potentially affected is approximately 2,000.
•
Production at Beatrix Gold Mine is unlikely to be affected by the reduction in power supply.
The total number of employees and contractors potentially affected at all of
Gold Fields’ South African mines is 6,900 out of a total employee population of 53,000.

Engagement with all relevant stakeholders, including Unions and Associations, have commenced with a view to ameliorating the impact on affected employees. All alternatives will be considered to save jobs, including options such as early retirement, voluntary retrenchments, contractor replacement and redeployment elsewhere in the group. The National Union of Mineworkers however asked management to hold back on the issue of “section 189 letters” commencing formal retrenchment discussions, until the Union had completed a series of meetings with Government and the Chamber of Mines, scheduled for 26, 27 and 29 February 2008.
Terence Goodlace, Head of South African Operations for Gold Fields Limited, said: “The inability of Eskom to supply the mines their full power requirements, and to commit to additional electricity demand for new mining projects currently in development, has caused a significant crisis in the South African mining industry. It is paradoxical that we have to consider downscaling in the current record-high gold price environment. To ensure sustainability of production and the security of the associated jobs, albeit at reduced levels, all available electrical power will have to be directed to higher margin, revenue generating shafts, at the expense of lower margin shafts and the Driefontein 9 shaft development project.”
The above proposals were determined only after extensive and thorough review, including the following:
•
In order to optimise the use of available electricity, and to ameliorate the impact on production, a number of electricity savings and optimisation projects are at various stages of implementation on all mines. All non-essential electricity use has been stopped;
•
Gold Fields operations have implemented a number of demand-side management projects, diverting approximately 50 MW of electricity consumption to off-peak periods. Projects to divert a further 100
MW is currently in progress or awaiting approval from Eskom;
•
All operational plans and capital projects have been restated within the constraints of available electricity, and to divert available electricity to higher margin areas at the expense of lower margin areas and non-essential capital projects.
Gold Fields is currently controlling its average power usage to 540 MW, down from the historical average of
601 MW.
To provide some safeguard against future electricity cut-backs from the current 90% level, a number of opportunities for self-generation of electricity at the different mines are currently undergoing feasibility studies.
Gold Fields is to spend some R200 million on additional emergency power to safeguard employees in the case of a total blackout. The health and safety of our employees remains our top priority. This programme is to be completed by calendar year end.
OPERATIONAL GUIDANCE
Driefontein Gold Mine: Nos. 6, 7 and 9 Shafts
At Driefontein it is proposed that a) Driefontein 6 shaft be placed in a phased closure with only cleaning and reclamation activities taking place until final closure by December 2008, and b) Driefontein 7 shaft be mothballed with immediate effect.
It is also proposed that the Driefontein 9 Shaft Depth Extension Project be suspended and deferred and the electrical power currently being utilised at 9 shaft will be re-directed to the number 3 plant. The 9 shaft project is a life extension project and includes shaft sinking; the construction of a sub vertical shaft complex; and the completion of infrastructure required to access 8.5 million ounces of gold reserves from depths of 3,500 metres to 4,120 metres below surface. This project would extend the life of the Driefontein Gold Mine from approximately 2025 to 2035. The suspension of the 9 shaft project ensures that Gold Fields can fund the capital programme at South Deep.
Specialist shaft sinking contractors were awarded the mining contract to develop the Depth Extension project and 930 people currently employed on the project would be affected by the suspension of work on the project.
Capital expenditure of approximately R 5.4 billion over the next ten years was planned on the development of this project. This new mine would require an energy demand of approximately 110 MW and a guarantee from
Eskom of their ability to supply this future energy to meet the planned production requirements.
In the March 2008 quarter production from Driefontein Gold Mine is expected to decline by 1,500kg to approximately 5,900kg and total cash costs is likely to increase from R94,390/kg to R116,250/kg. The bulk of this impact is attributable to the week long power shut down during the quarter, followed by lower production with the constraint of only 90% of power, with some contribution from the seasonal decline due to the
Christmas break.
Steady state sustainable production from the June 2008 quarter and onwards should decline by approximately
608kg to approximately 6,800kg per quarter at cash costs of approximately R102,150/kg compared to the
December 2007 quarter.
In total approximately 2,600 of Driefontein’s 18,500 employees (including contractors) may be affected.
Kloof Gold Mine: Nos.3 and 8 Shafts
At Kloof it is proposed that Kloof 8 shaft be mothballed and production terminated with a loss of approximately
300 kg of gold per quarter. Pumping infrastructure in the shaft would be maintained. Kloof 3 shaft would be scaled back and production reduced by approximately 510 kg per quarter to 840 kg per quarter.
In the March 2008 quarter production from Kloof Gold Mine is likely to decline by 1,700kg to 5,450kg and total cash costs is likely to increase from R91,029/kg to R115,200/kg. The bulk of this impact is attributable to the week long power shut down during the quarter, followed by lower production with the constraint of only 90% of power with some contribution from the seasonal decline due to the Christmas break.
Steady state sustainable production from the June 2008 Quarter and onwards should decline by approximately
1,270kg to approximately 5,910kg per quarter at cash costs of approximately R104,061/kg compared to the
December 2007 Quarter.
The mine has formally requested an additional 8MW from Eskom due to difficulties experienced in re-
establishing safe production levels. Additional electricity is required to operate a recently commissioned refrigeration plant, a recently commissioned underground booster fan, and pumping requirements.
In total approximately 2,300 of Kloof’s 17,200 employees (including contractors) may be affected.
South Deep Gold Mine
Since acquiring South Deep in January 2007 the mine has not achieved the planned increased ore production as proposed in the feasibility study compiled by the previous joint venture owners (the Joint Venture Feasibility
Study). The mine has produced on average 108,000 tons per month of ore from underground, which is 71% of planned production, whilst incurring 105% of the full planned production costs.
A full strategic review of the existing mine plan has concluded that the current installed shaft infrastructure will not support the feasibility scope of mining activity which includes ore reserve development and the build-up of production to the envisaged 330,000 tonnes of ore per month. The South Deep Twin Shaft infrastructure is still under construction and has inadequate installed refrigeration, ventilation, water pumping and ore handling facilities.
The inability to reach previously planned levels of production has been compounded by recent structural geological changes, specifically in the conventional mining areas of the Ventersdorp Contact Reef (VCR). The conventional mining of the Ventersdorp Contact Reef (VCR) above 95-level intersected the Waterpan fault some 12 months earlier than predicted and this loss of mining face, in addition to the stopping of the two other
VCR mining areas, which encountered poor ground and unsafe conditions, has resulted in no conventionally mineable areas being available to mine. As a consequence, all conventional VCR mining has been stopped.
To ensure that South Deep is optimally developed for the long-term benefit of all stakeholders, and to correct the constraints imposed by the incomplete shaft infrastructure and inadequate ore reserve development on the future viability of the mine, it is proposed to restructure the mine to address these constraints. The delivery of the capital infrastructure and the development of the ore body have to be the primary focus for the next 18 months.
During this period ore production will be constrained to between 80,000 and 100,000 tons per month (200,000 ounces of gold annualised) from only the mechanised trackless sections of the mine and, to a lesser extent, from the mechanised mining of the “de-stress cut”.
The proposed restructuring is likely to affect 2,000 of the 6,000 people (including contractors) employed at the
South Deep Gold Mine.

Earlier indications were that it may have been possible to redeploy up to 1,530 of the affected South Deep employees to other operations in the Gold Fields Group. However, the imposition of the power rationing to
90%, and the affect that this is having on employment levels at, in particular Driefontein and Kloof, mitigates against this as an option.
The national power crisis would have required South Deep, at 90% of average power usage, to have reduced from 66MW to 59MW. South Deep could not have sustained the conventional mining section in the VCR at
59MW. It is likely that this area would have been stopped on the basis of inadequate power, had the structural geological change not intervened.
In the March 2008 Quarter production from South Deep Gold Mine is likely to decline by 700kg to approximately 1,400kg and total cash costs is expected to increase from R147,719/kg to R237,200/kg. The bulk of this impact is attributable to the week long power shut down during the quarter, followed by lower production with the constraint of only 90% of power with some contribution from the seasonal decline due to the
Christmas break. In addition the mine is still fully staffed for the now depleted conventional VCR mining section.
The production for the June 2008 quarter should decline by 860kg to approximately 1,200kg at cash costs of approximately R250,000/kg compared to the December 2007 quarter. Once restructuring is completed it is planned to operate the mine at unit costs of R160,000/kg with production at between 1,400kg and 1,500kg a quarter. Capital spend is planned at R1 billion for F2009.
Beatrix Gold Mine
Production at Beatrix Gold Mine will be unaffected by the electricity rationing as it is in a position to absorb the
10% reduction in electricity through a number of power savings and generation projects presently being implemented. This mine is less energy intensive than the deeper Driefontein and Kloof operations.
In the March 2008 Quarter, production from Beatrix Gold Mine is expected to decline by 1,004kg to approximately 2,644kg and total cash costs may increase from R108,058/kg to R150,908/kg. The bulk of this impact is attributable to the week long power shut down during the quarter, followed by lower production with the constraint of only 90% of power with some contribution from the seasonal decline due to the Christmas break.
Steady state sustainable production from the June 2008 quarter and onwards should increase by 35kg to approximately 3,733kg per quarter at cash costs of approximately R108,210/kg compared to the December
2007 Quarter.
The forecast information has not been reviewed and reported on by the Gold Fields auditors.
ends
Enquiries
Reidwaan Wookay
Andrew Davidson
Tel: 011-644-2665 Tel: 011-644-2638
Mobile: 084 878 4566 Mobile: 082 667 7203
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.
A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.
The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.
Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa
(primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at
www.goldfields.co.za
.
Teleconference
Monday February 25, 2008
For Johannesburg: 16:30
For United Kingdom: 14:30 hours GMT
For Europe: 15:30 hours, European time
For North America: 09:30 a.m., Eastern time
Gold Fields Limited will be hosting a teleconference to discuss the impact of the power rationing on its South
African operations on Monday, February 25 at the times listed above. A set of slides for the teleconference will be available on the Gold Fields website
www.goldfields.co.za
, two hours before the start of the teleconference.
DIAL IN NUMBERS
South Africa
Toll: 011 535 3600 Toll-free 0800 200 648
USA Toll: 1 412 858 4600 Toll-free 1800 860 2442
Australia Toll-free 1800 350 100
United Kingdom Toll-free 0800 917 7042
Canada Toll-free 1 866 519 5086
Europe and other Toll: + 41 916 105 600 Toll-free + 800 246 78 700
Ask for Gold Fields call
SIMULTANEOUS AUDIO WEBCAST
Available at our website,
www.goldfields.co.za
DIGITAL REPLAY AVAILABLE ONE-HOUR AFTER CALL
Playback code: 2541#
(Available for seven days)
South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Europe: + 41 91 612 4330 (Switzerland)
Australia: 1 800 091 250
Enquiries re teleconference:
Francie Whitley
Phone: 27 11 644 2505
Fax: 27 11 484 0639
Franciew@goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 February 2008
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs